Exhibit 99.1

Steigenberger Hotels AG

Consolidated financial statements as of and for the twelve months ended December 31, 2019

Contents

Consolidated income statement		4
For the year ended December 31, 2019		4
Consolidated statement of comprehensive income		5
For the year ended December 31, 2019		5
Consolidated balance sheet		6
As of December 31, 2019		6
Consolidated statement of changes in equity		8
For the year ended December 31, 2019		8
Consolidated statement of cash flows		9
For the year ended December 31, 2019		9
1	General information	10
2	Basis of preparation	11
3	Summary of significant accounting policies	16
4	Scope of Consolidation	34
5	Financial risk management	35
6	Critical accounting estimates and judgments	39
Notes to the consolidated balance sheet		41
7	Property, plant and equipment	41
8	Intangible assets	42
9	Business Combinations	43
10	Investments in associates and joint ventures	43
11	Financial Instruments	45
12	Trade receivables and other financial assets	46
13	Leases	48
14	Other non-financial assets	50
15	Inventories	50
16	Cash and cash equivalents	50
17	Equity	51
18	Other non-financial liabilities	51
19	Deferred income tax	52
20	Retirement benefit obligations	54
21	Provisions for other liabilities and charges	58
Notes to the consolidated income statement		59
22	Revenues	59
23	Other operating income	60
24	Personnel expenses	60
25	Other operating expenses	61
26	Finance income and expenses	61
27	Income taxes	62

Other notes		63
28	Commitments	63
29	Information on the consolidated statement of cash flows	63
30	Related party transactions	64
31	Events after the balance sheet date	66

Consolidated income statement

For the year ended December 31, 2019

	Note	€
Revenues	22	470,804,015
Other operating income	23	27,384,693
Cost of materials and services		-111,400,453
a) Expenses for raw materials, consumables and for goods		-57,323,720
b) Expenses for services obtained		-54,076,733
Personnel expenses	24	-146,738,700
Depreciation, amortization and impairment	7 & 8	-85,757,231
Other operating expenses	25	-118,033,005

Operating profit (EBIT)		36,259,318
Finance income	26	2,077,044
Finance expenses	26	-54,155,206

Finance expenses - net		-52,078,162

Share of profit / loss (-) of associates and joint ventures		-611,256

Loss before income taxes		-16,430,100
Income taxes	27	2,040,160

Loss for the year		-14,389,939

thereof attributable to the owners of the company		-14,389,939

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

For the year ended December 31, 2019

€
Loss for the year	-14,389,939

Other Comprehensive Income:
Items that will not be reclassified to profit or loss
Remeasurements of Post Employment Benefit Obligations	-1,623,146
Remeasurements of Fair Value	466,293

-1,156,853
Items that may be subsequently reclassified to profit or loss
Currency Translation Adjustments	693,378
693,378
Other Comprehensive Income for the year	-463,475

Total Comprehensive Income	-14,853,414

thereof attributable to owners of the company	-14,853,414

The accompanying notes are an integral part of these consolidated financial statements.

Items in the statement above are disclosed net of tax. The income tax relating to each component of other comprehensive income is disclosed in note 26.

Consolidated balance sheet

As of December 31, 2019

ASSETS	Note	€
Property, plant and equipment	7	75,057,570
Right-of-use assets	13	1,315,642,719
Intangible assets	8	9,137,858
Loans to affiliated and associated companies	11	75,000
Investments in associates and joint ventures	10	16,359,355
Other non-current financial assets	12	4,988,714
Deferred income tax assets	19	25,991,985
Other non-current assets	14	7,668,548

Total non-current assets		1,454,921,750
Inventories	15	3,912,098
Trade receivables	12	30,191,106
Other current financial assets	12	13,383,906
Contract assets	22	445,584
Current income tax receivables		1,108,222
Other current assets	14	7,364,307
Cash and cash equivalents	16	44,033,538

Total current assets		100,438,760

Total Assets		1,555,360,511

EQUITY AND LIABILITIES	Note	€
Subscribed share capital	17	12,480,000
Capital reserves	17	13,272,990
Other reserves	17	3,477,745
Retained earnings	17	-29,652,851

Total equity		-422,116
Non-current borrowings and other financial liabilities		15,722,682
Non-current Leasing liabilities	13	1,372,201,723
Deferred income tax liabilities	19	1,410,475
Retirement benefit obligations	20	15,167,420
Other non-current liabilities	18	76,627
Non-current provisions	21	10,099,743

Total non-current liabilities		1,414,678,670
Other financial liabilities	11	12,575,221
Current Leasing liabilities	13	40,681,590
Trade payables		33,752,808
Contract Liabilities	18	28,581,271
Other current liabilities	18	10,601,011
Current income tax liabilities		2,496,165
Current provisions	21	12,415,890

Total current liabilities		141,103,956

Total liabilities		1,555,782,627

Total equity and liabilities		1,555,360,511

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2019

		Attributable to the owners of the company
	Share capital	Capital	Retained		Other	Total
		reserves	earnings		reserves
	€	€	€		€	€
Jan 01, 2019	12,480,000	13,272,990	-14,106,059	[1]	2,784,367	14,431,298
Loss for the year			-14,389,939			-14,389,940
Other Comprehensive Income
Remeasurements of Fair Value			466,293			466,293
Remeasurements of Post Employment Benefit Obligations			-1,623,146			-1,623,146
Currency Translation Adjustments					693,378	693,378
Total Comprehensive Income			-15,546,792		693,378	-14,853,414
Dec 31, 2019	12,480,000	13,272,990	-29,652,851		3,477,745	-422,116

[1]	The transition effects due to first adoption IFRS 16 in the retained earnings amounts to k€ 19,841.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31, 2019

		Jan 1, 2019 - Dec 31, 2019
	Result for the period before taxes on income	-16,430,099
+/-	Depreciation and amortization on intangible assets and property, plant and equipment and right of use assets (as far as it impacts result)	85,757,231
+/-	Increase / decrease in provisions	299,561
=	Operating cash flow	69,626,693

+/-	Other non-cash-effective expenses / income	48,496,874
+/-	Loss/ profit from the disposal of fixed assets	44,111
-/+	Increase / decrease in inventories, trade accounts receivable as well as other assets not classified under investing and financing activities	-3,570,650
+/-	Increase / decrease in trade accounts payable as well as other liabilities not classified as financing activities	8,012,193
-	Taxes on income paid	-9,020,000
=	Cash flow from operating activities	113,589,221

-	Outflows for investments in property, plant and equipment	-30,325,782
+	Inflows from investment grants	3,775,000
-	Outflows for investments in intangible assets	-818,634
-	Outflows for investments in financial assets	-15,166,147
+	Changes in group cash funds for additions to consolidated group	1,091 ,000
-	Payments for additions to consolidated group	-1,876,000
=	Cash flow from investing activities	-43,320,563

-	Lease interest payments	-52,463,629
-	Lease principal payments	-33,391,436
=	Cash flow from financing activities	-85,855,065

=	Cash-effective change in cash and cash equivalents	-15,586,407
+/-	Currency-related change in cash and cash equivalents	407,705
+	Cash and cash equivalents at the beginnging of the period	59,212,240

=	Cash and cash equivalents at the end of the period	44,033,538

	interest received: k€	+82
	interest paid: k€	-52,679

The accompanying notes are an integral part of these consolidated financial statements.

1	General information

Steigenberger Hotels AG (‘the company’) and its subsidiaries (together ‘the group’ or ‘Steigenberger Group’) are one of the leading hotel companies in Europe and are based in Frankfurt am Main (Lyoner Straße 25, 60528 Frankfurt am Main/Germany). As of December 31, 2019, the group currently held five separate hotel brands under a single umbrella named “Deutsche Hospitality”. Deutsche Hospitality operates 108 hotels located in 20 countries on 3 continents. Deutsche Hospitality stands for top class European hotel management with German tradition and international vision carrying the values of passion, perfection, and caring.

The detailed information of the five brands with Deutsche Hospitality are as follows:

•	Steigenberger Hotels and Resorts: 58 luxury hotels

•	InterCityHotel: 41 mid-range Business Hotels

•	“Jaz in the city”: 2 music-specilized hotels

•	Maxx by Steigenberger: 3 upscale hotels.

•	Zleep Hotels: hotel brand in Scandinavia. The company acquired 51% shares of Zleep A/S, Denmark on February 1, 2019.

These brands may be broken down into three categories on the basis of the contracts:

•	Lease businesses (58 hotels)

•	Management businesses (24 hotels)

•	Franchise businesses (26 hotels)

At December 31, 2019, D.H. DEUTSCHE HOSPITALITY Limited, Limassol, Cyprus, (formerly: Brierly Investments Limited), (“D.H. DEUTSCHE HOSPITALITY”) controlled 100% of the Steigenberger Group. On January 2, 2020, the group was acquired by the Huazhu Group through the company Huazhu GmbH & Co. KG (Frankfurt am Main) (“Huazhu”). The purpose of these financial statements is to meet the reporting requirements of Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (SEC). As a result, these financial statements do not include comparative figures, which constitutes a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated group balance sheet date as of December 31, 2019 corresponds to the reporting date of the annual financial statements of the parent company and the included subsidiaries, joint ventures and associated companies.

The consolidated financial statements were approved by the management board of the group on April 30, 2020.

2	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities as separately stated in note 3 Summary of significant accounting policies. The consolidated financial statements were prepared under the assumption that the business will continue as a going concern. With respect to going concern, please refer to note 31 where the measures taken to improve operating performance and cash flows are described.

All amounts are reported in EURO (€) if not stated otherwise, which is the functional currency of the Steigenberger Group.

As a result of the presentation, deviations due to rounding may occur in the tables.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied within the entire reporting period, unless stated otherwise.

The consolidated financial statements of Steigenberger Group have been prepared in accordance with IFRS, as issued by the IASB, for the year ended December 31, 2019.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 6 Critical accounting estimates and judgments.

Only those standards and interpretations which are in principle relevant for the group are explicitly described below. No standard has been applied prior to the effective date.

Standards, amendments to existing standards and interpretations that have become effective in 2019

The following standards, amendments to existing standards and interpretations became effective in 2019 and have been applied in the reporting period for the first time. The nature and effect of the first-time adoption of IFRS 16 Leases is described in note 13 Leases.

Several other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the consolidated financial statements of Steigenberger Group.

IFRS pronouncement	Effective date	Comments
IFRS 16 Leases	1 January 2019	IFRS 16 Leases (IFRS 16) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity.

IFRS pronouncement	Effective date	Comments

IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting substantially remains unchanged.

A lessee measures right-of-use assets similarly to other non-financial assets (such as property, plant and equipment) and lease liabilities similarly to other financial liabilities. As a consequence, a lessee recognises depreciation of the right-of-use asset and interest on the lease liability, and presents cash repayments of the lease liability and interest as total cash outflow for leases under financing activities in the statement of cash flows under IAS 7 Statement of Cash Flows.

IFRS 16 has been adopted by the group for the year ended December 31, 2019 in accordance with the modified retrospective approach under IFRS 16.C5(b) along with the simplifications given under IFRS 16.C8/C9/C10/C16.

The standard has material effects on the consolidated financial statements as presented in detail in section 9 Leases.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	1 January 2019

These amendments require the entity to use the assumptions used for remeasurement to determine current service cost and net interest for the period, if a plan amendment, curtailment or settlement occurs. The amendments also clarify the effects of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The changes did not have any material effects on the consolidated financial statements.

Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	1 January 2019

The amendments clarify that an entity applies IFRS 9 ‘Financial instruments’ to long-term interest in an associate or joint venture to which the equity method is not applied. The impairment requirements in IFRS 9 should also be applied.

The changes did not have any material effects on the consolidated financial statements.

IFRS pronouncement	Effective date	Comments
Amendments to IFRS 9: Prepayment Features with Negative Compensation	1 January 2019

The amendment permits entities to measure more assets at amortized cost than under the previous version of IFRS 9, particularly financial assets with negative compensation. Furthermore, the amendment clarifies accounting for the modifications of a financial liability.

The changes did not have any material effects on the consolidated financial statements.

Annual Improvements to IFRS Standards 2015-2017 Cycle	1 January 2019

These amendments include following improvements to IFRS 2015-2017 cycle:

IFRS 3, ‘Business combinations’, - entity remeasures its previously held interest in a joint operation when it obtains control of the business.

IFRS 11,‘Joint arrangements’, - entity does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.

IAS 12,’ Income taxes’ - entity accounts for all income tax consequences of dividend payments in the same way.

IAS 23,’ Borrowing costs’ - entity treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

The changes did not have any material effects on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments	1 January 2019

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied to deferred and current income tax assets and liabilities where there is uncertainty over income tax treatments.

The changes did not have any material effects on the consolidated financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after January 1, 2020, but the company has not early adopted them:

1) Standards, amendments to existing standards and interpretations that have already been endorsed by the EU

IFRS pronouncement	Effective date	Comments
Amendment to References to the Conceptual Framework in IFRS Standards	1 January 2020

The revised Conceptual Framework primarily serves the IASB as the conceptual basis for developing IFRS Standards and Interpretations. The revised Conceptual Framework should also assist preparers of IFRS financial statements in developing accounting policies when no IFRS Standard or Interpretation applies to a particular transaction.

The revision of the Conceptual Framework mainly focused on a new chapter on measurement of assets and liabilities, guidance on reporting financial performance, revised definitions of an asset and a liability, and clarifications of the role of stewardship and the concept of prudence in context of the objective of IFRS general purpose financial reporting.

At the present time, the changes are not expected to have any material effects on the consolidated financial statements.

Interest Rate Benchmark Reform to IFRS 9, IFRS 7 and IAS 39 Financial Instruments	1 January 2020

The Board has amended its new and old financial instruments Standards, IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related standard on disclosures, IFRS 7 Financial Instruments: Disclosures.

The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties.

At the present time, the changes are not expected to have any material effects on the consolidated financial statements.

Amendment to IAS 1 and IAS 8: Definition of Materiality	1 January 2020

The amendment clarifies that materiality will depend on the nature or magnitude of information. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

At the present time, the changes are not expected to have any material effects on the consolidated financial statements.

2) Standards, amendments to existing standards and interpretations that have not yet been endorsed by the EU

IFRS pronouncement	Expected effective date	Comments
Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures” on sale or contribution of assets	Postponed

These amendments address an inconsistency between IFRS 10 and IAS 28 in the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

At the present time, the changes are not expected to have any material effects on the consolidated financial statements.

Amendment to IFRS 3: Definition of a Business	1 January 2020

The amendment is intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. It clarifies the minimum requirements to be a business, removes the assessment of a market participant’s ability to replace missing elements, and narrows the definition of outputs. The amendment adds guidance to assess whether an acquired process is substantive, adds illustrative examples and introduces an optional concentration test to permit a simplified assessment.

At the present time, the changes are not expected to have any material effects on the consolidated financial statements.

3	Summary of significant accounting policies

3.1	Consolidation

3.1.1	Subsidiaries

Subsidiaries are all companies that are directly or indirectly controlled by Steigenberger Group. According to IFRS 10, control only exists if an investor has the power over the investee, is exposed to variable returns, and is able to use power to affect its amount of variable returns. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities. Relevant activities are those activities that significantly affect the investee’s returns. The existence and effect of substantive potential voting right that are currently exercisable or convertible, including potential voting rights held by other group companies, are considered when assessing whether an entity is controlled. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

A business combination exists when Steigenberger Group obtains control of another entity. The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

3.1.2	Transactions and non-controlling interests

Non-controlling interests have a share in the earnings of the reporting period. In general, the group treats transactions with non-controlling interests as transactions with equity owners of the group. As of December 31, 2019 there are no non-controlling interests within the group.

3.1.3	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Regarding business combinations under common control, Steigenberger Group chose to account the business combination under common control according to the predecessor accounting method. Consequently, assets and liabilities are not restated to their fair values and no new goodwill is recorded. Any difference between the cost of the transaction and the carrying value of the net assets are recorded in equity.

3.1.4	Associates and Joint Ventures

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Similar to associates the group’s interests in jointly controlled entities are accounted for using the equity method and recognised at cost at the time of acquisition. The carrying amount of the investment may include goodwill as the positive difference between the cost of the investment and Steigenberger Group’s proportional share in the fair values of the entity’s identifiable assets and liabilities. The carrying amount of the investment is tested for impairment at each reporting date, provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss must be recognised in the amount of the difference. The revocable amount is measured at the higher of fair value less costs of disposal and value in use. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the group.

3.2	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in ‘EURO’ (€), which is the company’s functional and the group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Foreign exchange gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are generally presented in the income statement within ‘other operating income/ expense’. As far as they relate to the translation of financial assets or liabilities they are included in ‘financial income/ expense’.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet;

b)

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

c)	all resulting exchange differences are recognised as a separate component of equity.

The exchange rates of the Swiss Franc as the most important currency affecting foreign currency translation as well as for the United Arab Emirates Dirham (AED), Egypt Pound (EGP), Tunesian Dirham (TND) and Danish Krones (DKK) are as follows:

	Dec 31, 2019
	Spot rate	Average rate
Swiss Franc per €	1.0854	1.1124
AED per €	4.1126	4.1066
EGY per €	17.9249	18.6939
TND per €	3.1291	3.2809
DKK per €	7.4715	7.4661

3.3	Property, plant and equipment

All property, plant and equipment are stated at historical cost less depreciation and accumulated impairment charge, if recorded. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other operating income/ expenses’ in the consolidated income statement.

The useful economic life is mainly defined as eight to 25 years for fittings in non-owned buildings and two to 20 years for technical equipment, plant and machinery as well as other equipment, operational and office equipment. The useful lives do not exceed the respective lease term.

Furniture, fixtures and equipment that is initially installed in leased hotels by Steigenberger prior to the commencement date is capitalized under property, plant and equipment. Those installments are accounted for as “failed” sale-and-leaseback transactions. The initially installed furniture, fixtures and equipment and the corresponding reinvestments in furniture, fixtures and equipment that are performed by Steigenberger along the lease term are separated into three clusters and depreciated over 1.5 or 10 years. Reinvestments in furniture, fixtures and equipment towards the end of the lease term are depreciated until the end date of the lease contract.

3.4	Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill is tested annually for impairment and on an interim basis whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount . Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(b) Trademarks, licences & other rights

Separately acquired trademarks, licences and other rights are shown at historical cost. Trademarks, licences and other rights acquired in a business combination are recognised at fair value at the acquisition date. Trademarks, licences and other rights have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks, licences and other rights over their estimated useful lives of three to ten years.

3.5	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets, that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Right-of-use assets under IFRS 16 are also subject to impairment in accordance with IAS 36. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Concerning the assessment of asset and goodwill impairment in the current period, please refer to notes 7 and 8.

3.6	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

3.6.1	Classification and initial measurement

Financial Assets

At initial recognition, the group measures the financial assets at their fair value. Financial assets are classified based on the model for managing the financial assets and the contractual terms of the cash flows.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortised cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (equity & debt instruments)

•	Financial assets at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss.

The classification and measurement of financial assets is based on the one hand on the cash flow condition (the “solely payments of principle and interest” criterion), that is, the contractual cash flow characteristics of an individual financial asset. On the other hand, it also depends on the business model used for managing financial asset portfolios. Based on these two criteria, the following measurement categories for financial assets are relevant to Steigenberger:

Amortized Cost (AC)

Financial debt instruments measured at amortized cost include all assets with contractual terms that give rise to cash flows on specific dates, provided that these cash flows are solely payments of principal and interest on the principal amount outstanding in accordance with the cash flow condition in IFRS 9, to the extent that the asset is held with the intention of collecting the expected contractual cash flows over its term.

Fair Value through Other Comprehensive Income (FVOCI)

Financial debt instruments measured at fair value through other comprehensive income include all assets with contractual terms that give rise to cash flows on specified dates, which are solely payments of principal and interest on the principal amount outstanding in accordance with the cash flow condition in IFRS 9, to the extent that the asset is not just held with the intention of collecting the expected contractual cash flows over its term, but also generating cash flows from its sale. Under IFRS 9, there is in addition an option to measure equity instruments at fair value through other comprehensive income as far as they are not held for trading (without recycling). Steigenberger exercised this option for equity instruments.

Fair Value through profit and loss (FVPL)

The category comprises financial assets that do not fall under the two other categories. As equity instruments are measured “at fair value through comprehensive income” by designation of Steigenberger, no assets are classified as at fair value through profit and loss.

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The group’s financial liabilities include trade and other payables and loans.

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortised cost (loans and borrowings)

Fair Value through profit or loss (FVPL)

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognised in the statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Steigenberger Group has not designated any financial liability as at fair value through profit or loss.

Amortized Cost (AC)

This is the category most relevant to the group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 11 Financial Instruments.

3.6.2	Subsequent measurement

Financial assets and financial liabilities are recognized in the consolidated balance sheet when the Steigenberger Group becomes a party to a financial instrument. Financial assets are derecognized when Steigenberger no longer has a contractual right to the cash flows from the financial asset or when the financial asset is transferred together with all material risks and rewards of ownership and Steigenberger does not have control of the financial asset after it has been transferred. For example, receivables are derecognized when they are definitively found to be uncollectible. Financial liabilities are derecognized when the contractual obligations expire, are discharged or cancelled. Regular-way purchases and sales of financial instruments are accounted for using the settlement date.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If pricing on an active market is available, for example in the form of share prices, these are used as the basis for the measurement. Otherwise, the measurement is based on internal measurement models using current market parameters or external measurements, for example, from banks. These internal measurements predominantly use the net present value method (compare Note 5.3).

The measurement of the categories of financial instrument is as follows:

Amortized Cost (AC)

Financial instruments measured at amortized cost are recognized at fair value upon addition. Insofar as future impairment is anticipated, it is considered for measurement unless immaterial. No-interest or low-interest bearing financial instruments with terms of more than one year are measured at present value. Subsequent to first-time recognition, such financial instruments are measured at amortized cost. That is the amount at which a financial asset was valuated upon first-time recognition, less repayments, plus or less the cumulative amortization of any difference between the originally assigned value and the amount repayable at final maturity based on the effective interest method, and less any valuation allowances for expected credit loss.

Fair Value through Profit or Loss (FVPL)

Financial instruments measured at fair value through profit or loss are recognized at fair value upon addition. Gains or losses resulting from subsequent measurement are to be recognized in profit or loss.

Fair Value through Other Comprehensive Income (FVOCI)

Debt instruments and equity instruments measured at fair value outside profit or loss are recognized at fair value upon addition. Gains or losses resulting from subsequent measurement are to be recognized in equity outside profit or loss. Upon disposal of debt instruments, gains or losses included in revaluation reserve are to be recognized in the income statement. With respect to equity instruments, there is no reclassification of the revaluation reserve equity through profit or loss. Only distributed dividends are recognized in profit and loss, unless the dividend clearly represents a recovery of part of the costs of the investment. Steigenberger exercises the option to subsequently measure equity instruments not held for trading through other comprehensive income.

Financial liabilities are carried at amortised cost.

3.7	Impairment of Financial assets

Trade receivables, other financial assets, investments, and cash and cash equivalents in the category “Financial assets at amortised costs” as well as debt instruments of the category “fair value through other comprehensive income” are subject to an impairment model as per IFRS 9 based on expected credit losses. The expected credit losses are calculated as the probability-weighted present value of all payment defaults during the term of the assets. A three-tier model is used for this purpose.

Stage 1: Recording expected credit losses over the entire term due to events within the next twelve months Includes new contracts and existing contracts with no significant increase to the credit risk.

Stage 2: Recording expected credit losses over the entire term without affecting the credit rating. Includes financial assets whose credit risk has risen significantly but whose credit rating is not affected.

Stage 3: Recording expected credit losses over the entire term with impairment of the credit rating includes financial assets whose credit ratings are impaired or have defaulted.

The criteria that the group uses to determine that there is objective evidence of an impairment loss at Stage 3 includes:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	Adverse changes in the payment status of borrowers in the portfolio; and

(ii)	National or local economic conditions that correlate with defaults on the assets in the portfolio.

As required under IFRS 9, the Steigenberger Group uses the simplified approach for trade receivables and contract assets and determines the expected credit loss over the entire term (Stage 2). These were clustered according to customer groups, past due dates and the different business models of the Steigenberger Group. Two Impairment Matrices were calculated based on both external and future looking market data as well as internal information and historical events of default to determine future risks of defaults. Due to significant differences regarding the credit risk, the trade receivables and customers were generally clustered in the following 2 categories based on hotel business contracts:

•	Lease Businesses

•	Management and Franchise Businesses

If future losses are expected for financial assets carried at cost, a write-down to the lower expected realizable value is made. Under the expected credit loss model, both incurred losses as well as losses expected in the future periods are recognized.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss.

3.8	Inventories

Inventories are stated at the lower of cost and net realisable value. Inventories mainly include operating supplies and food and beverage inventory items.

Cost of inventory is determined using the First-In First-Out method.

3.9	Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. For trade receivables without significant financing component, expected credit losses are determined using the simplified approach recognized as a risk provision item over the asset term pursuant to IFRS 9.5.5.15.

3.10	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the consolidated balance sheet.

3.11	Shareholders’ equity

At December 31, 2019, the sole shareholder of the group is D.H. DEUTSCHE HOSPITALITY. The subscribed capital amounts to € 12,480,000.00. The share capital is fully paid up, and consists of 480,000 no-par-value shares representing € 26 per share.

3.12	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Trade payables are derecognised when the obligation specified is cancelled or expires, or the primary responsibility for the liability is legally transferred to another party.

3.13	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method. Borrowings are derecognised when the obligation specified is cancelled or expires, or the primary responsibility for the liability is legally transferred to another party.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3.14	Obligations from customer loyalty programs

In order to increase customer loyalty, Steigenberger awards bonus points for services purchased in its hotels. These bonus points can be exchanged into services from Steigenberger. Accumulated but as yet unused bonus points are deferred using the deferred revenue method to the extent that they are likely to be used on goods or services provided in the award catalogue. The fair value of points accumulated on the group’s services provided is recognised under deferred revenue in contract liabilities in the balance sheet.

3.15	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on tax losses carried forward. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither IFRS nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

3.16	Employee benefits

(a) Pension obligations

Group companies operate different pension schemes. Steigenberger Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. Within Steigenberger, the group pays contributions to governmental and private pension insurance organisations based on legal regulations. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

The majority of the employee benefit plans are defined benefit plans, either funded or unfunded. The major defined benefit plan is the German benefit plan which defines the amount of pension benefit that an employee will receive on retirement to depend on years of service and compensation. The defined benefit plans provide benefits in case of retirement, disability and death as life-long pension payments.

The Swiss pension plan is funded through a Swiss pension fund; both employer and employee are obliged to contribute to the pension fund. The contributions depend on the salary in the respective year.

The liability recognised in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Remeasurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to retained earnings in other comprehensive income in the period in which they arise.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(b) Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without a realistic possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

3.17	Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.18	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group. The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue is measured at the amount, which the entities expect to receive for a satisfied performance obligation. Revenue is realised, when the customer obtains control over the promised goods or services and when the customer can benefit from these. The recognition of revenue is based on a five-step model according to IFRS 15:

1. Identification of contracts with a customer

2. Identification of separate performance obligations

3. Determination of the transaction price

4. Allocation of the transaction price to the separate performance obligations

5. Revenue recognition according to the timing of fulfilment of a performance obligation

By applying the five-step model, the Steigenberger Group identifies distinct performance obligations in each contract with a customer. The transaction price is determined and allocated to the performance obligations according to the requirements of IFRS 15. Variable consideration in contracts with customers – such as rebates, bonus agreements or other kinds of price concessions - is analyzed, measured and included in the revenue recognition. The allocation of the transaction price in case of more than one performance obligation would be performed based on the suggested approaches of IFRS 15. For every performance obligation, in accordance with IFRS 15, revenue recognition is determined to be at a point in time or to be satisfied over time. Multi-component contracts that contain distinct performance obligations with different timing of revenue recognition have been analysed and are not currently material.

(a)	Sales relating to contracts with customers

Revenue from contracts with customers includes:

•	For leased hotels, all revenue received from clients for accommodation, catering and other services (“Accomodation, Food & Beverages”).

•	For franchised hotels, all fees paid by the contracting party (“Franchise Fees”)

•	For managed hotels, all fees paid by the contracting party (“Management Fees”)

Revenues arising from the sale of goods are usually recognized point in time when control is transferred to the customer. Revenues arising from the sale of services are basically recognized over time. In hospitality practices, the period of service is short within days and their impact is immaterial. Therefore, their revenues are not deferred over time. When the services are rendered, the revenues are recognized. “Accomodation, Food & Beverages” are in many cases considered as a series of distinct goods or services. The bundled revenues are recognized when the material part of revenues accommodation service is rendered. In relation to revenue from assistance fees, revenue is recognized over time as the customer simultaneously receives and consumes the benefits provided by the performance of Steigenberger. If circumstances arise that may change estimates in relation to contracts with customers, those estimates are revised and accounted for in accordance with the applicable guidance of IFRS 15.

(b)	Interest income

Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognised using the original effective interest rate.

(c)	Dividend income

Dividend income is recognised when the right to receive payment is established.

3.19	Leases

In January 2016, the IASB published IFRS 16 Leases, which has replaced IAS 17 Leases for all annual reporting periods beginning on or after January 1, 2019. IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees are required to account for all leases in a similar manner to the current finance lease accounting recognising lease assets and liabilities on the Statement of Financial Position. Lessor accounting remains similar to current practice.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases-Incentives and SIC 27 Evaluating the Substance of Transactions Involving the Legal form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The group mainly leases land, buildings and furniture, fixtures and equipment for its hotel properties and headquarters. The leases for hotels generally have a non-cancelable lease term of 20 to 25 years, and may include extension or termination options and variable lease payments. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The group also has lease agreements on other assets, such as offices, cars, car parks and IT equipment that usually have a lease term of 3 to 5 years. Sublease contracts exist mainly in relation to restaurants and stores located in its hotels. Low value assets which are expensed as incurred include mainly copy machines, telephones, minor hotel equipment and staff uniforms.

Lessee Accounting

The group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The group has completed a review of its leasing commitments and adopted IFRS 16 Leases for the year ended 31 December 2019. The group adopted IFRS 16 in accordance with the modified retrospective approach per IFRS 16.C5(b).

IFRS 16 has been adopted by the group for the year ended December 31, 2019 in accordance with the modified retrospective approach under IFRS 16.C5(b) along with the simplifications given under IFRS 16.C8/C9/C10/C16. In particular, the group elected to adopt the practical expedient related to leases of all asset classes with a lease term of less than 12 months or for which the underlying asset is of low value and leases with a remaining lease term of less than 12 months at the transition date. In these cases, no right-of-use asset and lease liability is recognized. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

(a) Right-of-use assets

The group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). At transition, the right-of-use assets are measured at cost equal to the remaining lease liability less any deferred lease incentives received as of January 1, 2019. Subsequently, right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. Refer to the accounting policies in note 3.5 Impairment of non-financial assets.

(b) Lease liabilities

At the commencement date of the lease, the group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the group and payments of penalties for terminating the lease, if the lease term reflects the group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the group uses its incremental borrowing rates at the lease commencement date or January 1, 2019 if later because the interest rate implicit in the lease is not readily determinable. The different incremental borrowing rates used are reflective of the currency and lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. The recognition exemption for leases of low value assets is adopted on a lease-by-lease basis. Assets are considered to be low value if the underlying value of the asset amounts to less than k€ 5.

Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

(d) Lease components and non-lease components

Contracts often combine different kinds of obligations of the supplier, which might be a combination of lease components or a combination of lease and non-lease components. For hotel lease contracts that contain a lease component and additional lease and non-lease components, the group separates the components land and building, and furniture, fixtures and equipment (FF&E). Service related components are generally included in the calculation of the lease liability.

(e) Sale & leaseback transactions

A transaction is accounted for as a sale of an underlying asset and a leaseback of that underlying asset only if the initial transaction qualifies as a sale in accordance with IFRS 15 Revenue from Contracts with Customers. To qualify as a sale of an asset under the revenue standard, the customer (buyer-lessor) needs to obtain control of the asset from the seller-lessee. If this is not the case, no sale has occurred and the transaction should be accounted for as a failed sale. To account for a failed sale as a financing arrangement, the seller-lessee does not derecognize the underlying asset and the seller-lessee continues depreciating the asset as if it was the legal owner. The sales proceeds received from the buyer-lessor are recognized as a financial liability. The “failed” sale & leaseback transaction is presented under Property, plant and equipment. (Note 7)

(f) Statement of cash flows

Lease payments are presented as follows in the Group statement of cash flows:

•	variable lease payments that are not included in the measurement of the lease liabilities are presented within cash flows from operating activities;

•	principal and interest payments of recognized lease liabilities are presented within cash flows from financing activities.

Lessor Accounting

A lessor shall classify each of its leases as either an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership of an underlying asset. Otherwise the lease is classified as an operating lease.

Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.

The group acts as a lessor in connection with its sub-lease arrangements. Sub-leases of the group’s assets are typically classified as operating leases, as the risks and rewards of ownership are not substantially transferred to the sub-lessee. Accordingly, lease income is accounted for on a straight-line basis over the contract term and presented within revenue in the consolidated income statement.

3.20	Non-current assets held for sale

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

3.21	Dividend distribution

Dividend distribution to the company’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the company’s shareholders.

4	Scope of Consolidation

4.1	Changes in consolidation group

As of December 31, 2019, the consolidation group comprised Steigenberger Hotels AG as well as eight domestic and eight foreign companies in relation to which Steigenberger Hotels AG directly or indirectly holds a majority of voting rights.

As of December 31, 2019, the following companies are for the first time consolidated:

•

Tunisian Hospitality Group Limited, Tunis/Tunisia (“Tunisian Hospitality”) was fully acquired by Steigenberger Hotels AG in the context of a step acquisition from 50% to 100% of the shares in August 2019.

•	The Zleep Hotel GmbH, Frankfurt am Main was founded on and fully consolidated from September 4, 2019.

4.2	Business combinations

Tunisian Hospitality was fully acquired by Steigenberger Hotels AG in the context of a step acquisition from 50% to 100% of the shares in August 2019. Tunisian Hospitality is therefore fully consolidated in the consolidated financial statements as of December 31, 2019.

Tunisian Hospitality

•	At Equity (50% of shares): since December 31, 2017

•	Fully consolidated (100% of shares): since August 31, 2019

4.3	Associates and Joint Ventures

As of December 31, 2019, the following entities are included as investments in associates and joint ventures in the consolidated financial statements:

•	Steigenberger Middle East Hotels & Resorts S.A.E., Cairo/Egypt (“SME”, since November 1, 2016)

•	Aurea Palacio Hospitality Limited, New Dehli/India (since December 31, 2016)

•	Sourcify GmbH, Frankfurt/Main (“Sourcify”, since December 31, 2018)

•	Zleep Hotels A/S, Tastrup/Denmark (“Zleep”, since February 1, 2019)

Steigenberger Group holds 50% of shares in the capital and voting rights of SME and Sourcify which are recognized as joint ventures and 49% of the joint venture Aurea Palacio Hospitality Limited. Furthermore, Steigenberger Group holds 51% of shares in the capital and voting rights of Zleep since February 2019. However, Zleep is not fully consolidated because the group only has joint control in the business and finance decisions due to voting right restrictions.

4.4	Overview of shareholdings

For a detailed overview regarding the shareholdings of Steigenberger Group, readers are referred to the following chart:

	Interest in capital	Interest in voting rights	Currency
Affiliated companies (consolidated)
IntercityHotel GmbH, Frankfurt am Main	100%	100%	EUR
STAG Hotelverwaltungs-Gesellschaft mbH, Wien/Österreich	100%	100%	EUR
Steigenberger Hotels AG, Zürich/Schweiz	100%	100%	CHF
STAG Hotels Netherlands B.V., Amsterdam/Niederlande	100%	100%	EUR
H.E.A.D. HOTEL EQUIPMENT AND DESIGN GmbH, Frankfurt am Main	100%	100%	EUR
Steigenberger Consulting GmbH, Frankfurt am Main	100%	100%	EUR
D. H. Deutsche Hospitality GmbH, Frankfurt am Main	100%	100%	EUR
Jaz Hotel GmbH, Frankfurt am Main	100%	100%	EUR
Steigenberger Spa GmbH, Frankfurt am Main	100%	100%	EUR
Steigenberger Italia S.r.L., Meran/Italien	100%	100%	EUR
MAXX Hotel GmbH, Frankfurt am Main	100%	100%	EUR
Zleep Hotel GmbH, Frankfurt am Main	100%	100%	EUR
Scheveningen Hotel Holding B.V., Den Haag/Niederlande	100%	100%	EUR
STAG Belgium N.V., Brüssel/Belgien	100%	100%	EUR
Steigenberger DMCC, Dubai, VAE	100%	100%	AED
Tunesian Hospitality Group, Tunis/Tunesien	100%	100%	TND

Associated companies (measured at equity)
Aurea Palacio Hospitality Private Limited, New Delhi/ India	49%	49%	INR
Sourcify GmbH	50%	50%	EUR
Steigenberger Middle East Hotels+ Resorts S.A.E., Cairo/Egypt	50%	50%	EGP
Zleep Hotels A/S, Taastrup, Dänemark	51%	51%	DKK
Zleep Hotel Copenhagen City ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Ishøj ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Aarhus ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Kolding ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Roskilde ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Aalborg ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Lyngby ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Aashus Skejby ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotel Copenhagen Arena ApS, Taastrup/Denmark	100%	100%	DKK
Zleep Hotels AB, Sweden	100%	100%	SEK
Zleep Hotels Upplands Väsby AB, Sweden	100%	100%	SEK

5	Financial risk management

5.1	Financial risk factors

The group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group’s financial performance.

Financial risk management is carried out on group level. The responsibilities and controls necessary associated with risk management are determined by group management. Group Treasury and Controlling identify and evaluate financial risks in close co-operation with the group’s operating units.

(a) Market risk

Market risk mainly includes currency risk, fair value interest rate risk, cash flow interest rate risk and price risk. Risks attributable to changes in prices or cash flow fluctuations are of minor significance for the Group.

The group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Steigenberger operates mainly in Germany, Austria the Netherlands and Belgium. Steigenberger also operates in United Arab Emirates, Egypt, Oman, Tunisia and China. Foreign exchange risk mainly relates to Swiss franc, Arabic dirham, Tunisian dinar, Danish crown and Egyptian pounds, but is of minor significance for the group.

As the group does not have material interest bearing assets and external bank loans the interest rate risks are of minor significance as well.

As Steigenberger Group is not exposed to any other price risks, like stock exchange prices or commodity prices, an increase or decrease of the relevant market prices within reasonable margins would not have an impact on the group’s profit or equity. Hence, the group’s exposure to other price risks is regarded as not material.

(b) Credit risk

Credit risk is monitored on group basis.

The credit risk incurred by the group is the risk that counterparties fail to meet their obligations arising from operating activities and from financial transactions. The group´s main financial assets are cash and cash equivalents and trade debtors and other accounts receivables. In general, cash and cash equivalents are kept in banks with high credit ratings. Default risks are continuously monitored in the operating business and are taken into consideration by way of adequate impairments.

Default and liquidity risks in the area of receivables are limited by refining cash-relevant processes as part of the internal control system, and maintaining a well-oiled accounts receivables management and dunning system.

For an overview of past-due receivables, refer to note 11 Trade and other receivables.

(c) Liquidity risk

To ensure the solvency and financial flexibility of Steigenberger, the Group retains a liquidity reserve through cash and cash equivalents. Liquidity reserve is monitored on an ongoing basis with regard to the group’s business performance and planned investments.

In order to optimise the consolidated Group-wide supply and management of liquidity, cash pool argreements existed between Steigenberger Hotels AG and all major foreign subsidiaries in 2019.

There are no liabilities to banks as of the balance sheet date.

On December 30, 2015, the shareholder credit line was reduced from m€ 6.0 to m€ 3.0. In 2016 the shareholder credit line has not been utilized and extended and ran out as of December 31, 2019.

As of December 31, 2019, the Steigenberger Group had a loan facility of with Commerzbank AG. Of this amount, m€ 2.5 can be used as current account credit and m€ 7.5 can be used for sureties and guaranties. The loan facility was extended until further notice.

In addition, the Group had a loan facility covering m€ 5.0 with UniCredit Bank AG. Of this amount, m€ 2.0 can be used as an overdraft facility and m€ 3.0 for sureties and guaranties. Both facilities are available until further notice.

The tables below analyse the group’s primary financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

(all amounts in €)	less than 1 year	between 1 and 5 years	over 5 years
Dec. 31,2019
Trade Payables	33,752,808
Lease liabilities	85,858,489	556,859,215	2,047,557,786
Other financial liabilities (excl. lease liabilities)	12,575,221	12,642,864	4,113,584

	132,186,519	569,502,079	2,051,671,370

Based on an agreement dated April 30/May 2, 2012, StAG granted a loan facility up to the amount of m€ 3.0 to its sole shareholder D.H. Deutsche Hospitality. The loan matured on December 31, 2013, and was automatically prolonged for another year at each year-end unless terminated by at least one of the contracting parties, whereby a notice period of three months to the end of the term is to be observed. Interest is based on the 3-month EURIBOR plus a margin of 6 % per annum. Due to drawn amounts of the credit line, receivables due from the shareholder of m€ 2.7 were disclosed as of December 31, 2019 (plus interest of €m 1.2).

5.2	Capital risk management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders, to ensure sufficient financial resources for investments and to maintain an optimal capital structure. The group’s objectives when managing capital are to ensure the availability of liquid funds within the group and the management of liquidity. The majority of Steigenberger´s operations are financed by the group’s operating cash flows. Net debt and liquidity are monitored in the short and medium term by means of regular cash flow forecast and treasury reports.

With regard to capital risk, the group manages its capital based on consolidated accounts. The capital structure is continuously reviewed by the Board of Directors. The review includes an assessment of the equity ratio, which is defined as the ratio of shareholders’ equity to total assets. The equity ratio was -0.03 % as of December 31, 2019.

Financial liabilities, which require compliance with financial covenants, are not in place.

5.3	Fair value estimation

IFRS 13.76 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

a)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

b)	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

c)	Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The different hierarchy levels demand for different amounts of disclosure.

There were no transfers between levels 1 and 2 during the year.

As of December 31, 2019 a financial instrument referring to shares in a German company is measured at fair value based on level 2 measurement and is reported in other non-current financial assets.

For more information refer to note 3.6. Significant accounting policies – Financial instruments and note 10 Investments in associates and joint ventures.

6	Critical accounting estimates and judgments

The application of the accounting and valuation methods prescribed by IFRS and IFRIC requires making a large number of estimates and assumptions. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Significant judgement in determining the lease term of contracts with renewal options

The group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The group has the option, under some of its hotel leases, to lease the assets for additional terms of five to ten years. The group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. The group considers all relevant factors that create an economic incentive for it to exercise the renewal, such as the existence of furniture, fixtures and equipment with a significant remaining value in its leased property assets. After the commencement date, the group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). Based on historic experience and the current expectations, the group includes all extension options for hotel lease contracts in the determination of the lease liability

(b) Judgement in estimating the incremental borrowing rate

The group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

(c) Income taxes

The group is subject to income taxes in different jurisdictions. Significant judgement is required in determining the group-wide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

(d) Pension benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 18 Other non-financial liabilities.

If the discount rate used differed +0.25%/ -0.25% from management’s estimates, the defined benefit obligation for pension benefits would be an estimated 2.7% lower or 2.89% higher.

(e) Provisions

Whether a present obligation is probable or not requires judgement. The nature and type of risks for these provisions differ and management’s judgement is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not. Provisions for termination benefits and restructuring provisions involve management’s judgement in estimating the expected cash outflows for severance payments.

(f) Estimated impairment of assets and goodwill

The group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3 Summary of significant accounting policies. In case of any triggering event the group also tests if the carrying amount of other assets is impaired. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (for further details please refer to note 7 Property, plant and equipment and 8 Intangible assets).

(g) Obligations from customer loyalty programs

Accumulated but not yet used bonus points are deferred using the deferred revenue method to the extent that they are likely to be used on goods or services provided in the program catalogue. The fair value of points accumulated on the group’s services provided is recognised under deferred revenue in other payables in the balance sheet. Fair value is determined as the value for which the goods / services equivalent to the points could be sold separately, i. e. the average yield, taking booking class and region into account.

The group uses judgment in determining the likelihood of conversion of points accumulated as well as for the determination of the fair value.

(h) Useful lives of property, plant and equipment and intangibles assets

The group’s management determines the estimated useful lives and related depreciation/ amortisation charges for its property, plant and equipment and intangibles assets. This estimate is based on projected lifecycles. It could change as a result of external factors as severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down obsolete or non-strategic assets that have been abandoned or sold.

Notes to the consolidated balance sheet

7	Property, plant and equipment

	Land and buildings	Technical equipment, plant and machinery	Other equipment, operational and office equipment	Construction in progress	Total
Year ended 31 December 2019
Opening gross book amount	29,715,803	19,959,270	71,649,875	3,199,196	124,524,144
Additions	3,092,474	4,053,318	19,461,412	3,718,578	30,325,781
Change in scope of consolidation	—	28,950	—	—	28,950
Disposals	-837,781	(260,525)	(1,667,943)	(55,713)	(2,821,961)
Reclassifications	1,267,991	1,153,488	469,244	(2,887,192)	3,531
Exchange differences	167,878	353,094	198,951	69,959	789,881

Closing gross book amount	33,406,364	25,287,595	90,111,540	4,044,829	152,850,327

Opening accumulated depreciation	(19,172,470)	(12,015,485)	(29,458,702)	—	(60,646,656)
Impairment	—	—	(238,865)	—	(238,865)
Depreciation charge	(1,646,328)	(1,834,144)	(14,544,977)	—	(18,025,449)
Disposals	837,781	126,376	790,828	—	1,754,985
Reclassifications	—	(1,202)	1,202	—	—
Exchange differences	(155,398)	(300,853)	(180,520)	—	(636,771)

Closing accumulated depreciation	(20,136,414)	(14,025,308)	(43,631,034)	—	(77,792,756)

Net book amount as of Dec 31, 2019	13,269,949	11,262,286	46,480,506	4,044,829	75,057,570

Construction in progress mainly related to investments in digitizing and IT hardware in Hotels. Reclassifications relate to construction in progress and down payments on assets. Down payments are part of “Other non-financial assets” (note 12 Trade receivables and other financial assets) as long as the definition of an item of property, plant and equipment is not fulfilled. Once the construction finished, they are recognized as the additions into the applicable categories.

The other items of property, plant and equipment mainly comprise tenant fittings and furniture as well as restaurant and bistro assets for the hotels. Steigenberger Group is contractually obligated to invest in furnitures, fixtures and equipment in most of its leased hotels. In relation to the initial installment of furnitures, fixtures and equipment in leased hotels prior to the commencement date, Steigenberger Group capitalized m€ 15.6 (“failed” sale and lease back transactions with the lessor, refer to note 13 Leasing). As Steigenberger Group performs obligatory renewals of those assets during the lease term, reinvestments amounting to m€ 11.5 are capitalized as of December 31, 2019. Steigenberger Group is obligated to return installed furniture, fixtures and equipment to the lessor at the end of the contract term. Therefore, reinvestments in furniture, fixtures and equipment towards the end of the lease term are depreciated until the end date of the lease contract.

None of the assets are pledged as security.

Changes in scope of consolidation mainly refers to integration of Tunisian Hospitaliy PPE assets. (See note 9 Business Combinations)

Depreciation expenses and impairment losses have been charged to “Depreciation, amortisation and impairment” in the consolidated income statement.

The group monitors the business performance of each hotel separately. Each hotel is the smallest unit that generates cash inflows that are largely independent of the cash flows of other assets. Thus, each hotel represents a CGU according to IAS 36.

Due to the loss history of the hotel, an impairment test was performed for the Steigenberger Wiltcher´s hotel in Brussels as of December 31, 2019. In order to identify if the assets are impaired, the carrying amount of the CGU is compared with its recoverable amount. The recoverable amount of the CGU has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by managementcovering a nine-year period. The cash flow projections are based on the past performance of the hotel (before the transfer), experience of Steigenberger with similar hotels and management’s expectations of market development. GOP margin is expected to increase moderately within the detailed planning period. Forecasts for other operating costs, which are not linked to revenues are adjusted based on the current structure of the business. They do not reflect any future restructuring or cost savings measures. Annual capital expenditures are based on historical experience and the planned refurbishment expenditure. Cash flows beyond the nine-year period until the end of the lease contract are extrapolated using an unchanged growth rate of 1.5%. A discount rate of 6.2 % was used. This corresponds to level 3 of the fair value hierarchy according to IFRS 13. Comparing the carrying amount of the CGU with the value in use calculated there is an impairment loss recognition in 2019 amounting to k€ 239 in the “other equipment, operational and office equipment”.

8	Intangible assets

	Goodwill	Trademarks, licences & other rights	Construction in progress	Total
Year ended 31 December 2019
Opening gross book amount	4,136,846	4,679,943	669,758	9,486,547
Additions	145,152	527,670	145,811	818,634
Change in scope of consolidation	—	4,316,334	—	4,316,334
Disposals	—		(48,375)	(48,375)
Reclassifications	—	428,051	(431,582)	(3,531)
Exchange differences	—	(2,933)		(2,933)

Closing gross book amount	4,281,999	9,949,066	335,612	14,566,677

Opening accumulated depreciation	(1,651,482)	(2,956,216)	—	(4,607,697)
Amortisation charge	—	(821,121)	—	(821,121)

Ending accumulated depreciation	(1,651,482)	(3,777,337)	—	(5,428,818)

Net book amount as of Dec 31, 2019	2,630,517	6,171,729	335,612	9,137,858

The carrying amount of Goodwill relates to the pre-deal acquisition of InterCityHotel GmbH. At year end 2019 a goodwill impairment test has been performed. There was no impairment identified.

The goodwill addition is due to the step acquisition of Tunisian Hospitality during the current year and transaction price reflected the fair value of the goodwill. There was no impairment identified.

The trademarks, licenses & other rights increased by k€ 4,316 due to capitalization of the value customer contracts from the Tunisian Hospitality transaction.

None of the intangible assets are pledged as security.

Amortization charges have been recorded in to “Depreciation, amortizsation and impairment” in the consolidated income statement.

9	Business Combinations

On August 31, 2019, the Steigenberger Group acquired the remaining shares of Tunisian Hospitality in the context of a step acquisition from 50% to 100% for a purchase price of k€ 2,401. Before the acquisition Tunisian Hospitality had been recognised as joint venture with 50% share and accounted for using the equity method of accounting.

The enterprise value of Tunisian Hospitality is mainly based on three different management contracts with local hotels. The acquisition of Tunisian Hospitality is aimed to access the North African market.

At acquisition date the fair values of the assets and liabilities of Tunisian Hospitality were as follows:

in k€
Net assets	1,420
Value Customer Contracts	4,316
Deferred taxes	-1,079

Equity	4,658

As part of accounting for the business combination, Steigenberger Group remeasures the previous held interest of 50% at fair value, corresponding to the purchase price of k€ 2,401 for the 50% of shares acquired in 2019. This amount is taken into account in the determination of goodwill, whereas the difference between fair value and the carrying amount of the old shares amounting to k€ 1,691 is recognized in finance income in the consolidated income statement and in other non-cash-effective expenses / income in the consolidated cash flow statement.

Old Shares Adjustment Fair Value

in k€
FV	2,401
Carrying Amount	710

Gain	1,691

FV Shares	4,803
Equity	4,658

Goodwill	145

From the date of acquisition, Tunisian Hospitality contributed k€ 244 of revenues and k€ 157 of profit before income taxes from continuing operations to Steigenberger Group results.

10	Investments in associates and joint ventures

The movements in associates and joint ventures during the reporting period are as follows:

Jan 1, 2019- Dec 31, 2019
Begin of period, 01.01.2019	2,243,979
Acquisition/Addition	15,166,147
Disposal	-709,285
Share of (loss)/ profit	-611,256
Exchange differences	272,278
Other equity movements	-2,508

End of period, 31.12.2019	16,359,356

With the acquisition of Steigenberg DMCC, Dubai/UAE (“DMCC”) the company gained joined control in the nominal capital of SME which is recognised as associated entity since November 1, 2016. SME’s principal activities are in the hotel industry.

Furthermore, Steigenberger Group entered into the joint venture Aurea Palacio Hospitality Limited in India with MBD Group as of December 31, 2016. The joint venture was originally set up to take care of the operational business activities and portfolio development in India.

At the balance sheet date, Steigenberger Group held 50 % of shares in the Sourcify GmbH, Frankfurt/Main (Germany). The electronic purchasing platform “Procure to pay” which had been successfully developed in prior years was outsourced as “Sourcify GmbH” in the year 2018. Since 2018, the Steigenberger Group has been offering the option of digital procurement not only to the hotels which belong to the company’s own brands but also to other partners in the catering, nursing care and hospital sectors. Kloepfel Operations GmbH, who holds the other 50%, has become involved as a sales partner in Sourcify GmbH.

Steigenberger Group acquired 50 % of the shares in Tunisia Hospitality in December 2016 and the remaining 50% shares in August 2019 to access the market in North Africa. Therefore, Tunisia Hospitality Group Limited is no longer accounted for at equity but fully consolidated in the consolidated financial statements as of December 31, 2019.

In February 2019, Steigenberger Group acquired 51 % of the shares in Zleep for a purchase price of k€ 11,416. With the acquisition, Steigenberger Group included a fifth hotel brand in its House of Brands and contributed to the planned expansion strategy in Europe. On the date of the acquisition, the portfolio of Zleep comprised ten hotels in Denmark and one hotel in Sweden. After acquisition Steigenberger Group provided an additional capital contribution of k€ 3,750.

The group’s interest in Zleep is accounted for using the equity method in the consolidated financial statements because the group has joint control only has joint control in the business and finance decisions due to voting right restrictions.

The share of the results of associates and the share of the assets and liabilities as at December 31, 2019 are as follows:

Name	Country of incorporation	Assets	Liabilities	Equity	Revenues	Profit/ (loss)	% Interest held
Steigenberger Middle East Hotels & Resorts S.A.E.	Egypt	3,769,861	698,855	3,071,006	1,730,673	1,046,608	50%
Aurea Palacio Hospitality Private Limited	India	93,455	2,016	91,439	3,261	-34,597	49%
Sourcify GmbH	Germany	1,433,756	487,119	946,637	1,004,548	-220,844	50%
Zleep Hotels A/S	Denmark	14,892,091	4,588,073	10,304,018	12,552,186	-2,638,268	51%

		20,189,164	5,776,063	14,413,100	15,290,668	-1,847,101

*	For Zleep Hotels A/S a period of 11 months is reflected

Furthermore, Steigenberger Group identified k€ 2,166 as value of customer contracts, as well as k€ 3,273 as value of trademark from the investment in Zleep Hotels A/S as of December 31, 2019.

The reconciliation of the summarized financial information presented to the carrying amount of the interest in the associates & joint ventures is as follows:

	Steigenberger Middle East Hotels & Resorts S.A.E.	Aurea Palacio Hospitality Private Limited	Sourcify GmbH	Zleep Hotels A/S	Total
Net assets of the associates and joint venture	3,071,006	91,439	946,637	10,304,018	14,413,100

Proportion of the Group’s ownership interest in the joint venture	50%	49%	50%	51%

participation in the net assets	1,535,503	44,805	473,318	5,255,049
Goodwill	752,869			8,630,768
Interim result elemination			-219,572
Impairment		-29,671
Other adjustments		-15,134	-3,394	-65,186

Carrying amount of the Group’s interest in the joint venture	2,288,373	0	250,352	13,820,631	16,359,356

11	Financial Instruments

The group holds the following financial instruments:

2019
Financial assets	€
Financial assets at amortised cost
Trade receivables	30,191,106
Other financial assets at amortised cost[1]	17,018,205
Other loans and receivables	75,000
Cash and cash equivalents	44,033,538
Financial assets at fair value through other comprehensive income (FVOCI)	1,800,000

93,117,848

1	contains current and non current positions

2019
Financial liabilities	€
Liabilities at amortised cost
Trade payables and other financial liabilities	46,328,029
Non-current borrowings and other financial liabilities	15,722,682
Current and non-current Leasing Liabilities	1,412,883,313

1,474,934,025

Net losses from financial instruments classified as Financial assets at amortised cost (AC) amount to k€ 838 and mainly relate to the additions to the provision for impairment of receivables.

Net gains relating to Financial assets at fair value through other comprehensive income (FVOCI) amount to k€ 474 and are recognized outside profit and loss in equity.

Net losses for Financial liabilities at amortised cost amounting to k€ 52,574 relate to interest expenses on lease liabilities (k€ 52,464) and interest expenses on borrowings (k€ 110).

The valuation categories and carrying amounts of the financial assets and financial liabilities in accordance with IFRS 9 are presented as follows:

		Kategorie IFRS 9	Carrying amount 31.12.	FVOCI		Fair Value 31.12.
Financial assets
	Equity instruments	FVOCI	1,800,000	1.800.000	2)	1,800,000
	Trade receivables	AC	30,191,106			30,191,106
	Other financial assets1)	AC	17,018,205			17,004,335
	Other loans and receivables	AC	75,000			75,000
	Cash and cash equivalents	AC	44,033,538			44,033,538
Financial liabilities
	Non-current borrowings and other non-current	AC	15,722,682			15,722,682
	Current and Non-current Leasing liabilities	AC	1,412,883,313			98,367,506
	Trade Payables	AC	33,752,808			33,752,808
	Other current financial liabilities	AC	12,575,221			12,575,221

1)	contains current and non current positions
2)	The Fair Value was determined on the basis of a purchase agreement and is classified as Level 2 in accordance with IFRS 13.

		Carrying amount 31.12.
Totals per category
	Financial assets at Amortised Cost	91,303,978
	Financial assets FVOCI	1,800,000
	Financial liabilities at Armortised Cost	160,418,217

Trade receivables and cash and cash equivalents have short-term maturities. Their carrying amounts at the reporting date equal their fair values, as the impact of discounting is not significant.

Other financial assets are discounted where the impact of discounting is significant. In these cases, the fair value is determined based on expected future cash-flows and is classified as Level 2 fair value. Other financial assets include amongst others deposits paid on leased hotels and are carried at cost. As of December 31, 2019, also a restricted cash account was included.

Trade payables and other current financial liabilities have short periods to mature; therefore, the carrying amounts reported approximate the fair values. Other financial liabilities relate to accrued costs of various goods and services.

None of the financial assets that are fully performing have been renegotiated in the last year.

Interest income on impaired financial assets amounts to k€ 0.

12	Trade receivables and other financial assets

Dec 31, 2019
Trade receivables	32,905,557
less: provision for impairment of receivables	-2,714,452
Trade receivables - net	30,191,106
Receivables from parent company	9,932,669
Receivables from other affiliated companies	493,749
Contract assets	445,584
Other current financial assets	2,957,488

Total current	44,020,596
Other non-current financial assets	4,988,714

Total non-current	4,988,714

Total	49,009,310

Non-current financial assets are due within an average of 2 years .

All other financial assets (except for Trade Receivables) are allocated to the Stage 1 pursuant the general approach of the impairment model (compare section 1.7 of the notes for details). As customers have a low risk of default and strong capacity to meet contractual cash flows, the financial assets are allocated to the category “Performing” (IFRS 7.35M).

At December 31, 2019 other non-current financial assets include bank deposits of k€ 416 that are restricted as well as shares in a German company of k€1,800.

The carrying amount of non-current financial assets corresponds to their fair value, as they earn market standard interest.

Movements on the group provision for impairment of trade receivables are as follows:

Jan 1, 2019- Dec 31, 2019
Begin of period	3,244,616

Additions	475,450
Disposals	-760,961
Reversals	-344,482

End of period	2,614,623

For trade receivables without significant financing component, expected credit losses are determined using the simplified approach recognized as a risk provision item over the asset term pursuant to IFRS 9.5.5.15 (refer to Section 3.7).

Expected credit losses for trade receivables in the group comprise as follows:

31.12.2019	not overdue	1 - 30 days	30 - 60 days	past due 61-90 days	91 days - 1 year	Total
Expected loss rate	0.01%	0.18%	0.35%	0.65%	0.94%
Trade receivables gross carrying amount	3,919,378	16,052,019	3,948,912	1,146,783	5,223,843	30,290,936
Loss allowance	398	28,862	13,812	7,510	49,248	99,830
Trade receivables carrying amount 31.12.2019	3,918,980	16,023,157	3,935,100	1,139,274	5,174,595	30,191,106

01.01.2019	not overdue	1 - 30 days	30 -60 days	past due 61-90 days	91 days - 1 year	Total
Expected loss rate	0.02%	0.24%	0.43%	0.78%	1.41%
Trade receivables gross carrying amount	3,700,920	14,712,772	5,893,871	1,005,362	3,648,970	28,961,895
Loss allowance	792	34,769	25,218	7,887	51,569	120,234
Trade receivables carrying amount 01.01.2019	3,700,128	14,678,003	5,868,653	997,475	3,597,401	28,841,660

The amount at end of the period includes k€ 100 related to loss allowances booked in the year.

The trade receivables past due 91 days include claims amounting to m€ 1.6 against the government.

The creation and release of provisions for impaired trade receivables have been included in ‘other operating income/expenses’ in the consolidated income statement.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The group does not hold any collateral as security.

13	Leases

Right-of-use assets

Set out below are the carrying amounts of right-of-use assets recognized by category of underlying assets and the movements during the period:

	Hotel Lease	FF&E	Office Lease	Parking Lot	IT Lease	Car Lease	Total
First application at january 1, 2019	1,362,060,236	4,207,203	7,660,508	4,701,579	694,656	1,564,790	1,380,888,972
Additions			700,005	52,081		673,458	1,425,544
Derecognitions	—	—				—	—
Depreciation expense	63,845,330	884,080	641,428	242,767	178,569	879,621	66,671,796
Impairment loss							—
Exchange adjustments							—

December 31, 2019	1,298,214,906	3,323,124	7,719,084	4,510,893	516,087	1,358,626	1,315,642,719

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets which varies between 1 and 39 years. The depreciation of right-of-use assets of k€ 66,672 for the period from January 1, 2019 to December 31, 2019 is included within Depreciation, amortization and impairment in the consolidated income statement.

Lease liabilities

The lease liabilities were discounted with the group’s incremental borrowing rates as at the later of contract inception and January 1, 2019. In order to calculate the incremental borrowing rates, the interbank offering rates in the country of the respective lease asset for the corresponding duration were taken as the reference rate and a spread of the group’s cost of debt (refer to note 11 Trade receivables and other financial assets) was added as a risk premium.

The following incremental borrowing rates have been used for the calculation:

Contract term	Interest
1 year	1.50%
2-5 years	2.00%
5-15 years	3.00%
15-25 years	3.50%
Over 25 years	4.00%

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments at December 31, 2018 as follows:

Reconciliation lease liabilities
Obligations from signed operating leases as of December 31, 2018	1,814,810,671
- Operating leases not yet commenced as of Dec 31, 2018	-520,056,941
= Adjusted operating leases as of December 31, 2018	1,294,753,730
+ Rents for extension options reasonably certain to be exercised	587,847,477
- Discounting with IBR at the initial application of IFRS 16	-573,145,628
- Other adjustments incl short-term leases, low-value assets	-22,521,595
+ Finance lease liabilities as of December 31, 2018	157,918,486

Total lease liabilities as of January 1, 2019	1,444,852,470

For the year ended December 31, 2019, changes in the lease liability are as follows:

Total
First application at January 1, 2019	1,444,852,470
Additions	1,422,244
Repayments	85,855,056
Interest expense	52,463,655

December 31, 2019	1,412,883,313

The group had total cash outflows for leases of €k 111,047 in 2019.

The maturity analysis of lease liabilities is as follows:

	January 1, 2019	December 31, 2019
Less than one year	33,165,085	40,681,590
1 to 5 years	180,851,411	189,145,492
More than 5 years	1,230,835,973	1,183,056,232

Total lease liabilities	1,444,852,470	1,412,883,313

In 2019 the following amounts were recognized in the group’s consolidated income statement in relation to leases:

December 31, 2019
Income from subleasing right-of-use assets	1,161,676
Depreciation expense of right-of-use assets	66,671,796
Interest expense on lease liabilities	52,463,655
Expense relating to short-term leases	19,560
Expense relating to leases of low-value assets	565,186
Variable lease payments	24,606,974

Total amount recognized in profit or loss	145,488,847

Some leases for hotel properties contain contingent rent payments that are based on the hotel’s performance as defined by the agreement (e.g. revenue). These payment terms are common practice in the hospitality industry. Variable lease payments are recognized in the consolidated income statement in the period in which the condition that triggers those payments occurs.

In case variable leases include guaranteed amounts payable to the lessor, such guaranteed amounts are considered to be in-substance fixed payments and are therefore included in the lease liability.

The group has several lease contracts that include extension and termination options. Generally, lease agreements are concluded with an extension option of 5 to 10 years. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the group’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised. Based on historic experience and the current expectations, the group includes all extension options for hotel lease contracts in the determination of the lease liability (refer to section 3.19 (e)).

The group entered into several contracts with lessors to install furniture, fixtures and equipment in various leased hotels prior to the respective commencement date. Those transactions are classified as “failed” sale and leaseback transactions, as the control of the furniture, fixtures and equipment does not transfer to the lessor. Consequently, the received consideration from the lessor is accounted for as a financial liability. The installed assets are capitalized as property, plant and equipment and depreciated over the expected useful life. As of December 31, 2019, the carrying amount of those assets amounts to m€ 15.6 (refer to note 7 Property, plant and equipment).

The group has the obligation in almost all hotel lease contracts to renew furniture, fixtures and equipment over the term of the lease contract. The budget for the renewal investments usually amounts to 2-3% of the annual minimum lease payments. The group uses its annual operating profit to finance the reinvestment cycle of furniture, fixtures and equipment. At the end of the contract term, the group is obligated to return the furniture, fixtures and equipment to the lessor.

14	Other non-financial assets

	Dec 31, 2019	current	non-current
Deferred expenses and accrued charges		3,693,253	7,668,548
Down payments on assets		501,632
T ax receivables (other than income tax)		2,572,395
Insurance policies not qualified as plan assets		435,834
Miscellaneous receivables and Allowance for other assets		161,194

Subtotal		7,364,307	7,668,548

Total		15,032,855

The deferred expenses, accrued charges and down payments on assets mainly consist of major leasehold improvements of the hotels under operating lease. Instead of bearing a rent increase, Steigenberger has chosen to pay directly for the improvements and to allocate the cost over the respective lease term.

The miscellaneous receivables include a large number of small amounts relating to different topics and different hotels.

15	Inventories

Dec 31, 2019
Raw materials and supplies	1,892,371
Goods	2,019,726

Total	3,912,098

There are no inventories pledged as securities.

Raw materials and supplies include mainly food supplies (k€ 822) as well as marketing, office materials and small operating equipments (k€ 1,037).

Inventories have not been written off. Costs of materials recognised as expenses in the reporting period amount to k€ 57,324.

16	Cash and cash equivalents

Cash and cash equivalents in total of k€ 44,034 include mainly k€ 41,178 cash in bank and k€ 2,845 cash at hand at year end.

17	Equity

The capital reserve mainly consists of the share premium paid upon issue of the shares as well as an additional payment of the shareholder in 2011 amounting to m€ 9.0. Pursuant to the waiver agreement concluded on September 12, 2011 by the company and D.H. DEUTSCHE HOSPITALITY, it was agreed to transfer the existing utilization of the shareholder loan of m€ 9.0 as an additional payment to capital reserves.

The restricted reserve is included in retained earnings. Together with the capital reserve the restricted reserve exceeds the legal threshold of 10% of the share capital. This reserve amounting to k€ 614 is not available for dividend distribution.

Other reserves include the exchange differences arising from the translation of the financial statements of the Swiss entity, DMCC, Tunisian Hospitality and the joint ventures SME and Zleep.

Retained earnings include the net income of the financial year as well as the income of the companies included in the consolidated financial statements achieved in the past to the extent it was not distributed as well as remeasurements of post employment benefit obligations. The transition effects due to first adoption IFRS 16 in the retained earnings amounts to k€ -19,841.

The following table shows the income and expenses directly recognised in other comprehensive income and the income tax effects thereon:

2019	before income tax	income tax	net of income tax
Currency Translation adjustments	693,378	0	693,378
Remeasurements of Fair Value	473,740	-7,447	466,293
Remeasurements of post employment benefit obligations	-2,307,501	684,356	-1,623,146
Other Comprehensive Income	-1,140,383	676,908	-463,475

18	Other non-financial liabilities

	Dec 31, 2019	current	non-current
Contract liabilities		28,581,271
Tax liabilities (other than income tax)		2,667,020
Liabilities to staff (salary and wages, social and health contributions, holiday pay)		2,886,224
Remuneration supervisory board		405,000
Prepaid expenses		2,041,403
Miscellaneous other liabilities		2,601,364	76,627

Subtotal		39,182,282	76,627

Total		39,258,910

Contract liabilities received mainly relate to advance payments of guests and loyalty program.

19	Deferred income tax

The movement in deferred income tax assets and liabilities during the year is as follows (in €):

Gross movement on the deferred income tax account	Jan 1, 2019-
(+ income, -expense)	Dec 31, 2019
Begin of period	9,798,540
Opening balance adjustments	2,218,202
Exchange differences	-5,147
Acquisition of subsidiary	0
Income statement charge	9,424,649
T ax charged directly to equity	676,908
Other adjustments	2,468,358

End of period	24,581,510

The analysis of deferred income tax assets and deferred income tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

December 31, 2019	Total
(all amounts in € )	Deferred tax assets	Deferred tax liabilities
Intangible assets	2,026,237	3,169,051
Property, plant & equipment	233,000	9,235,780
Right-of-use-assets	—	395,885,906
Financial assets	—	—
Inventories	—	—
Receivables	90,250	91,797
Other assets	969,896	680,000
Retirement benefit obligations	3,848,737	938,409
Other provisions	3,260,620	4,592,700
Lease Liabilities	425,464,539	—
Liabilities	5,385,038	1,993,710
Deferred Income	—	952,000
Prepayed expenses	351,034	735,463
Tax loss carryforwards	1,226,975	—

Total before Offsetting	442,856,326	418,274,816

Offsetting Effects	- 416,864,341	- 416,864,341

Total	25,991,985	1,410,475

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred tax assets in respect of tax losses amounting to k€ 22,628 at December 31, 2019 that can be carried forward against future taxable income. Thereof an amount of k€ 12,358 relates to German losses for corporate income tax purposes (no losses for trade tax purposes) where it is not probable that the losses are usable in the future due to the restrictions of the tax law.

The not recognised losses expire as follows:

(all amounts in € )	Dec 31, 2019
Expiry within 1 year	—
Expiry in 2-5 years	—
Expiry later than 5 years	—
Unlimited carry forward	22,627,900

Total	22,627,900

Steigenberger has recognised deferred tax assets for entities which suffered a loss in the current period. Management assumes that these entities will realize profits in the near future, supporting the evidence of the deferred tax assets. The amount of deferred tax assets to be disclosed in accordance with IAS 12.82 amounts to k€ 0 as of December 31, 2019.

20 Retirement benefit obligations

Retirement benefit obligation result mainly from the German pension plan as this pension plan is the most significant plan in the group.

Furthermore, the group pays contributions to governmental and private pension insurance organizations based on legal regulations. The contributions are recognised as expense and amount to k€ 11,255 for 2019.

The amounts recognised in the balance sheet are determined as follows:

Dec 31, 2019
Present value of funded obligations	4,783,211
Fair value of plan assets	-4,084,431

698,779

Present value of unfunded obligations	14,468,640

Liability in the balance sheet	15,167,419

The movement in the defined benefit obligation over the year is as follows:

Jan 1, 2019- Dec 31, 2019
Begin of period	17,036,946
Current service cost	582,991
Interest cost	259,241
Contributions by plan participants	174,826
Remeasurements:	2,200,016
due to changes in financial assumptions	1,688,854
due to changes in demographic assumptions	-2,540
due to experience	513,702
Exchange differences	55,524
Benefits paid	-1,057,693

End of period	19,251,850

The movement in the fair value of plan assets of the year is as follows:

Jan 1, 2019- Dec 31, 2019
Begin of period	1,752,395
Interest Income on plan assets	23,714
Remeasurements (due to changes in financial assumptions)	-127,482
Administration Expenses	-4,517
Exchange differences	34,182
Employer contributions	2,477,911
Employee contributions	174,826
Benefits paid	-246,597

End of period	4,084,431

The movement in the pension provision is as follows:

Jan 1, 2019- Dec 31, 2019
Begin of period	15,284,553
exchange differences	21,341
Pension payments	-811,096
Additions	823,035
Remeasurements without effect on profit and loss	2,327,498
Allocation to plan assets/ staff charges	-2,477,911

End of period	15,167,421

The amounts recognised in the consolidated income statement (staff costs and finance costs) were as follows:

Jan 1, 2019- Dec 31, 2019
Current service cost	582,991
Interest cost	259,241
Interest Income on plan assets	-23,714

Total	818,518

Current service costs and past service costs were included in staff cost, interest costs and interest income on plan assets are part of finance costs. The interest income on plan assets is determined by applying the discount rate for the defined benefit liability.

Remeasurements arising from changes in financial assumptions, in experience and demographics assumptions in 2019 are charged or credited to equity in other comprehensive income in the period in which they arise. In 2019 other comprehensive income increased by an amount of k€ 2,308 (before tax) .

The principal actuarial assumptions used were as follows:

Dec 31, 2019
Discount rate - Germany	0.76%
Discount rate - other	0.35%
Inflation rate	1.00%
Future salary increases	1.50%
Future pension increases	1.80%

If the discount rate used differed +0.25%/ -0.25% from management’s estimates, the defined benefit obligation for pension benefits would be an estimated 2.7% lower or 2.89% higher.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

Employee benefit obligations are determined on the years of service, the expected discount rate, estimated compensation increase and country specific mortality (for Germany by applying the guiding tables of Prof. Dr. Klaus Heubeck RT 2018 G).

The following table shows the different asset categories into which the plan assets are divided:

Dec 31, 2019
Asset Category:

Equity securities	5%
Debt instruments	6%
Property	5%
Others	84%

100%

The asset category “Others” mainly consists of reinsurance policy from the German company. They do not include financial instruments issued by companies in the group or properties used by group companies. Plan assets serve solely to meet the defined benefit obligations. Funding these benefit obligations with assets provides security for future payments. Except for the swiss pension plan this takes place on a voluntary basis.

In addition to various actuarial risks such as interest rate risk, life-expectancy risk and the risk of inflations, the pension plans expose the group also to financial risks in connection with plan assets. The return on plan assets is assumed at the beginning of the period to be the discount rate, which was determined for the plan liabilities. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if plan assets underperform this yield, this will create a deficit. If the actual return on plan assets is less than the discount rates applied, the net obligation from the pension plan increases.

The amount of the net obligation depends to a large extent on the rates of interest, whereby the currently low-interest environment results in a relatively high net obligation. If yields on corporate bonds continue to decline, this would lead to a further increase in defined-benefit obligations, which could probably only be partly offset by positive developments in the market value of the corporate bonds held in plan assets.

Expected benefit payments for the year 2020 are k€ 1,030. The expected plan asset contributions amount to k€ 20.

The weighted duration of pension obligations was 14.96 years as of December 31, 2019.

21 Provisions for other liabilities and charges

	Anniversary bonus	Non-competition clause	Onerous contracts	GOP guarantee	Bonuses and severance payments	Restructuring expenses	Operating lease maintenance	Other	Total
Jan 01, 2019	7,404,325	2,405,540	—	162,534	5,946,031	203,670	441,454	5,652,517	22,216,071
Reclassifications	—	—	—	—	—	—	—	—	—
Change in scope of consolidation	—	—	—	—	—	—	—	—	—
Charged/(credited) to the income statement:
- Additions	988,575	152,167	145,119	—	5,399,848	—	569,476	3,888,378	11,143,562
- Amounts reversed unused	—	—	—	—	(378,499)	—	(74,724)	(700,649)	(1,153,872)
- Unwinding of discount	272,734	73,107	—	—	—	—	—	3,886	349,727
- Exchange differences	546	—	—	6,209	—	—	—	47	6,802
Used during year	(395,920)	(149,642)	—	(168,743)	(5,529,173)	(203,670)	(190,902)	(3,408,608)	(10,046,658)

Dec 31, 2019	8,270,261	2,481,172	145,119	—	5,438,207	—	745,304	5,435,570	22,515,633

Analysis of total provisions:

current	617,767	149,642	145,119	—	5,438,207	—	745,304	5,319,852	12,415,890
non-current	7,652,495	2,331,530	—	—	—	—	—	115,718	10,099,743

	8,270,261	2,481,172	145,119	—	5,438,207	—	745,304	5,435,570	22,515,633

Expected timing of outflows of economic benefits:

	Anniversary bonus	Non-competition clause	Onerous contracts	GOP guarantee	Bonuses and severance payments	Restructuring expenses	Operating lease maintenance	Other	Total
2020	617,767	149,642	145,119	—	5,438,207	—	745,304	5,319,852	12,415,890
2021	1,326,141	120,000	—	—	—	—	—	25,715	1,471,856
2022	1,438,167	120,000	—	—	—	—	—	25,715	1,583,882
2023	1,511,654	120,000	—	—	—	—	—	25,715	1,657,369
2024	1,454,145	120,000	—	—	—	—	—	25,715	1,599,860
2023 or later	1,922,388	1,851,530	—	—	—	—	—	12,858	3,786,776

Total	8,270,261	2,481,172	145,119	—	5,438,207	—	745,304	5,435,570	22,515,633

The expected outflows after 2019 will increase by the unwinding of discounts in the future.

The employees of Steigenberger are entitled to receive special bonuses for long years of service. The provisions for service anniversary bonuses have been valued on the basis of an actuarial report with the present-value method using the 2018 G mortality tables of Prof. Dr. Klaus Heubeck and a discount rate of 0.76% per annum.

The provision for non-competition clause relates to an agreement with members of the Steigenberger family to refrain from commercial use of the name Steigenberger in exchange for periodic non-competition payments.

Provisions for warranties relate to current volumes of services sold by Steigenberger and are based on an estimate of costs to remedy the various qualitative issues that might occur weighted with a probability that any of these issues might occur.

Bonuses and severance payments comprise employee bonus and termination payments for members of the Management Board and employees.

Provisions for operating lease maintenance provide for the contractual obligations of periodic maintenance.

Other provisions include several smaller items. The unwinding of discount is included in finance expenses.

Notes to the consolidated income statement

22 Revenues

In relation to IFRS 15 Revenue from Contracts with Customers, Steigenberger Group classifies revenue among the following business models:

Jan 1, 2019- Dec 31, 2019
Accomodation, Food & Beverages	457,844,902
Franchise Fees	4,991,965
Management Fees	6,159,489
Hotel services and other	1,807,659

Total	470,804,015

Upon receipt the invoices for accommodation and events becomes due for payments immediately, without deduction. Franchise and Management Fees shall be settled by the contractual partner within thirty days of receipt of the invoice.

The satisfaction of performance obligations usually correlates with the completion of the service. Payment is usually performed prior to the satisfaction of performance obligations (Pre-payments) or when the service has been rendered. The opening and closing balance of contract liabilities and contract assets were as follows:

	Contract liabilities	Contract assets
Opening balance as of Jan 1, 2019	19,174,784	289,709
Closing balance as of of Dec 31, 2019	28,581,271	445,584

Contract liabilities mainly include advance payments. The additions amount to k€ 28,101 and the reductions are k€ 18,694.

In specific contracts, Steigenberger Group has agreed to minimum franchise or management fees to be paid by the contractual partner over the contract term. The transaction price to unfulfilled performance obligations in relation to those contracts were as follows:

Transaction price outstanding as of Dec 31, 2019	18,744,245
thereof to be recognized within 1 year	5,826,188
thereof to be recognized after 1 year	12,918,057

23 Other operating income

Jan 1, 2019- Dec 31, 2019
Compensation received for damages (reimbursement of insurance claims and compensation for no-show)	9,627,481
Bonuses from suppliers	125,888
Recharge of administrative and personnel costs	41,516
Sales & services to staff	1,731,688
Reversal of provisions	1,153,872
Recharge of other costs	1,042,501
Release of specific allowances	789,979
Miscellaneous other operating income	12,871,768

Total	27,384,693

24 Personnel expenses

Jan 1, 2019- Dec 31, 2019
Wages and salaries	121,932,765
Social security costs	23,447,925
Costs for pensions and other benefits	1,358,010

Total	146,738,700

In the reporting period 2019 the annual average number of employees was 3,335.

25 Other operating expenses

Jan 1, 2019- Dec 31, 2019
Variable and other lease expenses	25,191,720
Repair & maintenance	20,709,077
Travel agency commissions	20,552,480
Administration costs	13,906,421
Marketing expenses	9,107,557
Legal and consulting expenses	7,987,582
Other expense staff (catering staff)	8,007,806
Cost of entertainment (music, decoration, etc.)	2,503,800
Car expenses	763,627
Travelling expenses	1,497,058
Others	7,805,875

Total	118,033,005

The lease and rent expenses cover the rent costs of variable lease payments and not capitalized low-value and short-term assets.

26 Finance income and expenses

Finance Income	Jan 1, 2019- Dec 31, 2019
Interest income on loans	334,768
Income from investments	1,691,202
Others	51,075

Subtotal	2,077,044

Finance Expenses	Jan 1, 2019- Dec 31, 2019
Interest expenses on lease liabilities	52,463,655
Interest expenses on other provisons	349,727
Interest expenses on pension provisions	321,646
Interest expenses on tax audit	96,587
Others	923,591

Subtotal	54,155,206

Net finance expenses	(52,078,162)

The net finance expenses do not include any foreign exchange differences.

27	Income taxes

The analysis of income taxes is as follows:

(+ expenses / - income) (all amounts in k€ )	Jan 1, 2019- Dec 31, 2019
Current taxes
Germany	6,553,715
Other countries	830,774

7,384,489

Deferred taxes
Germany	-9,381,074
Other countries	-43,575

-9,424,649

Total	-2,040,160

Steigenberger Group’s combined group statutory income tax rate for the reporting period 2019 amounted to 31.37%, comprising corporate income tax at a rate of 15%, the solidarity surcharge of 5.5% on corporate income tax, and adjusted trade income tax at an average multiplier of 444.2% .

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the group tax rate applicable to profits of the consolidated entities as follows:

(all amounts in € )	Jan 1, 2019- Dec 31, 2019
Loss before income taxes	-16,430,100
Group tax rate	31.37%

Tax at Germany’s combined statutory income tax rate	-5,154,122

Change in liability for prior year tax	616,588
Tax effect of income that is not taxable for income tax purposes	-484,569
Recognation / use of previously unrecognised tax losses	-13,105
Tax effect of expenses that are not deductible for income tax purposes	2,399,610
Additional local taxes	27,892
Effects from tax rate differences	-72,438
Deductible temporary difference and tax losses, for which no DTA was recognized	393,924
Other adjustments	246,062

Income taxes (+ expenses / - income)	-2,040,160

During the reporting period k€ 677 deferred income taxes relating on the remeasurement of post employment benefit obligations and fair value adjustments have been recorded directly in other comprehensive income.

Other notes

28 Commitments

Steigenberger Hotels Aktiengesellschaft has assumed several guarantees and issued letters of guarantee for subsidiaries for the purposes of their business expansion. The guarantees,that the company granted to third parties amounted to k€ 3,003. Provisions for these nominal contingent liabilities were not recorded as it is, on the basis of current planning calculations, are not expected to be utilized or burden the company.

The risk of utilization of the guarantees and letters of guarantee granted and, consequently, the risk of an outflow of liquidity is contrasted by the advantage provided by a possible extension of the group companies or management operations without external financing.

In their capacity as providers of hotel operations, the companies of the Steigenberger Group conclude long-term lease agreements with the hotel owners. While the lease periods involve a location-related risk, they serve to improve liquidity planning and facilitate strategic investment decisions.

29 Information on the consolidated statement of cash flows

The changes in lease liabilities arising from financing activities can be reconciled as follows:

	January 1, 2019	Cash flows*	New leases	Other	December 31, 2019
Current lease liabilities	33,165,085	-33,391,401	377,821	40,530,085	40,681,590
Non-current lease liabilities	1,411,687,384	—	1,044,423	-40,530,084	1,372,201,723

Total liabilities from financing activities	1,444,852,470	-33,391,401	1,422,244	0	1,412,883,313

*	Consideration of principal payments without interest portion

In the cash flow statement a distinction is made between payment flows from operating activities, investing activities and financing activities.

Cash flows from operating activities represent the cash effects of transactions and other events relating to the principal revenue-producing activities. Cash flows from interests paid and received are included in operating activities. The cash flow from operating activities is reported using the indirect method. Please refer to the primary statement for further details.

The cash flows from investing activities is almost covered by the cash flow from operating activities, thus no additional external financing was necessary. The outflow from financing activities relates to the principal and interest of lease liabilities for the reporting period.

For the purpose of the statement of cash flows “cash and cash equivalents” is used as stated in the consolidated balance sheet.

30 Related party transactions

The following transactions were carried out with related parties:

i) Sales of goods and services (in EUR)	Jan. 1, 2019 - Dec. 31, 2019
	Joint Ventures	Ultimate parent company
Sales of goods and services to joint ventures and related parties:
SME	29,409
D.H. Deutsche Hospitality Limited		271,994
Sourcify GmbH1)	133,100

	162,509	271,994

ii) Outstanding balances arising from sale/purchase of goods/services (in EUR)	Dec 31, 2019
	Joint Ventures	Ultimate parent company
Receivables due from joint ventures and related parties:
SME	257,302
D.H. Deutsche Hospitality Limited		5,994,827
Sourcify GmbH1)	236,448

	493,749	5,994,827

Payables due to joint ventures and related parties:
SME	(60,257)
Zleep Hotels A/S, Taastrup, Dänemark2)	(13,606)

	(73,864)	—

With respect to the loans interest income amounting to k€ 334 was reported within finance income.

iii) Loans (in EUR)	Dec 31, 2019
	Joint Ventures	Ultimate parent company
D.H. Deutsche Hospitality Limited		3,937,842
Sourcify GmbH1)	75,000

	75,000	3,937,842

iv) Directors’ remuneration (in EUR)	Jan. 1, 2019 - Dec. 31,
The total remuneration of the directors was as follows:	1,630,864

1,630,864

1)	Aquisition of the shares in 2018
2)	Aquisition of the shares in 2019

Goods and services are sold to joint ventures on normal commercial terms and conditions. Sales to associates mainly consist of management fees.

Directors’ remuneration represents only short-term employee benefits. The pension expenses are k€ 404.

Compensation expenses for supervisory board members in 2019 amount to k€ 405 and relate to short-term services.

31 Events after the balance sheet date

The following events of particular significance occurred after the end of the 2019 financial year:

•	Shareholder Change

On January 2, 2020, the leading hotel operator and franchisor Huazhu Group acquired effectively 100% shares of Steigenberger Hotels AG via the company Huazhu GmbH & Co. KG (Frankfurt am Main). Huazhu is one of the most successful hotel companies worldwide, with more than 5,000 hotels in over 400 cities. Its loyalty program boasts more than 139 million members. Huazhu operates 18 brands across market segments covering economy to upscale and servicing the needs of business and leisure travelers. Huazhu is also the ninth largest hotel company in the world by room count and the fifth largest by market capitalization. Deutsche Hospitality brands complement those of Huazhu, and the merged portfolio will be able to offer a wider range of brand choice to travelers, owners and franchisees. The acquisition of Deutsche Hospitality accelerates Huazhu’s expansion strategy, driving revenue growth in the upscale and luxury segments in Asia, including China, while expanding Huazhu’s international footprint.

•	Business Pipeline

January 2020 saw the conclusion of a lease agreement for a Zleep Hotel Frankfurt Airport in Kelsterbach (165 rooms). The hotel is planned to be opened in 2022.

February 2020 a lease contract was signed for a Zleep Hotel in Prague with 170 rooms. Furthermore, a lease agreement was concluded for the Steigenberger Kongresshotel Gateway Gardens in Frankfurt near the airport with 527 rooms. The opening of these two Hotels will be expected in 2024.

In 2020 the both Intercity Hotels Hannover central station as well as Hamburg Barmbeck will be opened.

•	Zleep Hotels

Steigenberger Hotels AG was informed by the minority shareholder of the Zleep Hotels A/S with the letter dated February 11, 2020, that he intended to exercise the agreed put option for the 49% shares. The letter is under legal review.

•	Corona Crisis and Going Concern

In the first weeks of 2020, the Corona crisis broke out in the Europe and worldwide. The Deutsche Hospitality suffers the economic consequences throughout the hotel industries from the drastic measures such as the travel restrictions, quarantines, lockdown of cities and tourist attractions, cancellation of events and thus booking declines and reservation reversals. At the end of first quarter, almost all the hotels of the group were forced to be closed step by step given the fact that the great concerns and issues for public health and emergency were rising. The group is facing declines in revenues and earnings in the first quarter in 2020. Regarding the current business restrictions and regulations, the management evaluates the worst-case scenario in revenues, assets and earnings and going concern issue on a weekly basis and handles the crisis actively mainly from the following perspectives:

a)	Financing/Funding Arrangements with the Banks and the Shareholder

The group applied a loan contract with KfW in the amount of m€ 35 with a duration of 60 months and entered into a loan contract with Commerzbank in the amount of m€ 12. Huazhu Group scheduled to issue a shareholder loan in amount of m€ 20 with a term of 12 months. The first tranche in amount of m€ 5 was via wire transferred.

b)	Letter of Guarantee from the Shareholder

China Lodging issued a Letter of Guarantee to ensure the liquidity of the group to meet all its obligations as fall for the next twelve months.

c)	Deferred Payment Condition agreed with Business Partners

In agreement with the lessors, most of the lease payments are deferred from April to July 2020. Current status and assumption of the measurements is to repay the deferred payments beginning of January 2021 and amortise repayment over the residual contract term. In order to support the franchise and management contract business partners, the group extended temporarily payment deadlines. All the deferred payment are without interest considerations.

d)	Internal Cost Control

The measure “short-time work” has been taken throughout the corporate offices and hotels in Germany as well as in other countries in various forms. The statutory short-time allowance has been claimed and collected. Special processes for safe health reason were implemented to ensure the critical work. Most of the associates are equipped to work from home office. The associates get overtime compensation through time off. The top management have taken voluntary salary cuts. There are further cost controls like recruitment freeze, postponed bonus payment and promotion stop.

The investment plans and construction projects are temporarily postponed.

e)	Using Tax Advantages from the Tax Authorities

The advance payment for corporation income tax is applied to be reduced according to the Corona tax policies. The social security contribution payments are suspended.

Based on the substantial measures carried out, the management is confident of group’s cashflow situation through the crisis and assume group’s positive going concern for the next twelve months. However, this worldwide public crisis triggers unavoidably impairment considerations to some content in 2020. An estimate of the financial effect cannot be made at this point.

Report of Independent Auditors

To the Steigenberger Hotels Aktiengesellschaft, Frankfurt/ Main

We have audited the accompanying consolidated financial statements of Steigenberger Hotels Aktiengesellschaft, Frankfurt/ Main, and its subsidiaries (the “Group”), which comprise the consolidated balance sheet as of December 31, 2019 and the related consolidated income statement, consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, including the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 1, the accompanying consolidated financial statements do not include comparative figures for the prior year as required by IAS 1, ‘Presentation of financial statements’, which constitute a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

Qualified Opinion

In our opinion, except for the effects of the matter discussed in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steigenberger Hotels Aktiengesellschaft and its subsidiaries as of December 31, 2019 and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Frankfurt/ Main, April 30, 2020

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Thomas Heck	/s/ ppa. Sonia Nixdorf
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)